

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Thomas D. Hennessy
Chairman of the Board, Co-Chief Executive Officer, and President
PROPTECH INVESTMENT CORP. II
3415 N. Pines Way, Suite 204
Wilson, WY 83014

      Re: PROPTECH INVESTMENT CORP. II
          Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
          Filed September 19, 2022
          File No. 001-39758

Dear Mr. Hennessy:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Proxy Statement on Schedule 14A filed September 19, 2022

Questions and Answers about the Business Combination and the Special Meeting, page xii

1.   We note your response to comment 2 and partially reissue the comment. Please revise your disclosure to make clear that the redemption rights provided in connection with the vote on the charter amendment will only be effected if the PTIC II Board approves and adopts the amendment to the Existing Charter and such charter amendment is actually enacted, which would not occur if the business combination would not be consummated substantially concurrently with such charter amendment, as you have done in your response letter. Please also provide clear disclosure throughout the proxy statement, if true, that the charter amendment will not be effected until substantially concurrently with the business combination, and that the charter amendment will not be effected if the business combination does not occur.

2.   We reissue comment 3. Please clearly discuss the dilution and downward pricing pressure that will result from the issuance of shares post-business combination pursuant to the CEF

Purchase Agreement, <u>resulting from the purchase price based upon a discount to the market price</u>. Similarly revise the risk factor subheading on page 66 to clearly reflect the downward pricing pressure and increased dilution relating to the purchase price based upon a discount to market.

Certain Renters Warehouse Projected Financial Information, page 131

3. We note your response to comment 8 and your revised disclosure regarding the March 2022 projections. As you have now updated your projections for September 2022, please provide quantitative disclosure regarding the assumptions and adjustments made to your projections to accompany your qualitative disclosure regarding the changes, for example, regarding the change in the expected purchases by institutional investors versus the actual number of purchases in that time period. Lastly, please disclose the assumptions used in the September 2022 update.

4. Please discuss in greater detail the considerations given to the increased interest rates and the uncertainty in the real estate market in determining the revised forecast. Please revise the interest rate risk factor on page 48 and the MD&A to discuss in greater detail the impact that increased interests rates have had and are expected to have on your business. Please also add risk factor disclosure and revise the MD&A to discuss the recent uncertainties to residential real estate market conditions, as referenced on page 133. Discuss in greater detail the impact this has had and is expected to have on your business.

Fairness Opinion of Northland Securities Inc., page 135

5. We note the material changes in the company's September 2022 update to the projections. Please disclose whether the board believes this fairness opinion remains valid. Please also disclose whether the board believes the determination that the fair market value of Appreciate continues to remain above 80% of the assets held in the trust account in light of these material changes.

Debt, page 231

6. We note your response to prior comment 15 and we reissue the comment in part. Please clarify what the debt service ratio covenant requires and provide the default interest rate you would be subject to as of a recent date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julian Seiguer, P.C.